FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following letter is being sent to selected US Airways Dividend Miles members and posted on the Company's website, usairways.com:

Subject: Dividend Miles & US Airways Club Merger Update

Dear NAME:
Dividend Miles Account#
DM Tier Level

As you know, US Airways and America West are joining together to create the world's largest low-fare full service airline. One of the most important elements of the new US Airways will be the combination of the best features of each airline's frequent flyer program and airport club network. We expect the merger to be finalized within a few weeks, and then you can begin to enjoy some of the initial rewards and services of the new airline.

The merger integration will take some time to complete, but we want you to know we will soon announce reciprocal frequent flyer and airport club benefits for travel to begin this fall. These include:
   -   Members of both Dividend Miles® and FlightFund® Programs will be able to earn and redeem miles throughout our combined route network
   -   Miles earned will count towards Preferred or FlightFund Elite status
   -   US Airways Club members will have access to an expanded network to include Phoenix and Las Vegas locations
   -   A new US Airways Club location will be opening at Los Angeles International Airport in the coming months

In the interim, each frequent flyer program will continue to operate separately until we integrate accounts into the US Airways Dividend Miles Program in 2006. In the future, active membership accounts and miles earned in both airlines' programs will be combined into a single Dividend Miles account.

If you need to fly to a destination in the next few weeks which America West serves and US Airways does not, we encourage you to purchase tickets on America West at americawest.com. You can also accrue miles in FlightFund, and earn even more mileage credit towards the future, now. Again, the miles you accrue in either program will be ultimately combined, so start earning more and flying America West today.

The new US Airways will offer amenities and benefits that will set us apart from other low-fare airlines. Your miles keep on growing and never expire in either program as long as you keep your account active. Other frequent flyer programs expire all of your award credits and start over at a zero balance within a year or two, whether you are loyal or not.

As always, US Airways will keep you informed via e-mail and at usairways.com with complete frequent flyer, club and merger details. Thank you for your continued loyalty to US Airways and Dividend Miles. We look forward to serving you in the future.

Sincerely,

John M. Reistrup
Director, Marketing Programs

All Dividend Miles and Flight Fund terms and conditions apply.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We urge you to read cautionary language regarding forward-looking statements, including factors that may cause actual results and/or outcomes to differ from the forward-looking statements, located in our filings with the Securities and Exchange Commission, including in the registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission on August 11, 2005, which can be found on our respective websites at http://www.americawest.com and http://www.usairways.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was be mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.